COMMENTS RECEIVED ON JULY 22, 2011

FROM EDWARD BARTZ

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Municipal Income 2015 Fund
Fidelity Municipal Income 2017 Fund
Fidelity Municipal Income 2019 Fund
Fidelity Municipal Income 2012 Fund

POST-EFFECTIVE AMENDMENT NO. 167

1. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Allocating assets across different market sectors and maturities."

C: The Staff requests that we be more specific on the maturity policy.

R: The funds do not have a maturity policy per se, though each is managed to have similar overall interest rate risk to an index designed to represent FMR's view of how the fund's competitive universe will perform over time. Additional detail in this regard is provided in the "Investment Details" section for each fund, as follows: "FMR uses a customized municipal bond index as a guide in structuring the fund and selecting its investments. This index, a market value-weighted index of investment-grade fixed-rate municipal bonds that mature between December 31, 20__ and December 31, 20__."

2. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Potentially investing more than 25% of total assets in municipal securities that finance similar types of projects."

C: The Staff requests that we disclose the types of projects financed by the municipal securities and discuss economic, business, and/or political developments most likely to affect projects of that type. The Staff also requests that we disclose any policy to invest in industrial revenue bonds.

R: We call the Staff's attention to the disclosure in the "Investment Details" section for each fund, which provides: "FMR may invest more than 25% of the fund's total assets in municipal securities that finance similar projects, such as those relating to education, health care, transportation, and utilities" and disclosure in the funds' SAIs under "Municipal Market Disruption Risk," which we believe is consistent with the spirit of former Guide 19 to Form N-1A. We note that former Guide 19 (rescinded when Form N-1A was amended in 1998) required that if a company invests or may invest 25% or more of its assets in industrial development bonds, it should disclose this fact, but also note that the funds do not have such a policy.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 167

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3. All funds

"Fund Summary" (prospectuses)

"Investment Advisers"

"FMR is the fund's manager. Fidelity Investments Money Management, Inc. (FIMM) and other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that "other investment advisers" do not manage 30% or more of the fund.

R: We confirm that "other investment advisers" do not manage 30% or more of the fund's assets.

4. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"You may buy or sell shares of the fund through a Fidelity brokerage or mutual fund account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV, minus the short-term redemption fee, if applicable. Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$10,000

The fund may waive or lower purchase minimums."

C: The Staff requests that the first and third paragraphs under the table be removed.

R: We believe the information in the first and third paragraphs under the table is consistent with the purchase and sale information required by Item 6(a) and 6(b). Accordingly, we have not removed disclosure.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 167

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5. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff questions whether the funds will use derivatives to meet the 80% test.

R: As disclosed, each fund normally invests at least 80% of its assets in municipal securities whose interest is exempt from federal income tax. Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the funds do not intend to count derivatives for purposes of their 80% policies.

6. All funds

"Investment Details" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add a concentration risk as well as an alternative minimum tax risk to "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses each fund's principal investment risks. Tax consequences are discussed in the appropriate section of the prospectus. In addition, we note that the funds do not concentrate in any industry (each has a fundamental concentration policy that reads as follows): "The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities, or tax-exempt obligations issued or guaranteed by a U.S. territory or possession or a state or local government, or a political subdivision of any of the foregoing)"; therefore, concentration risk disclosure is unnecessary. However, because each fund may invest 25% or more of its assets in municipal securities that finance similar projects (note that this is distinguishable from the fund's fundamental concentration policy required by Section 8 and 13 of the 1940 Act), we include disclosure to this effect. See response #2.

7. All funds

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Leverage Risk. Derivatives and forward-settling securities involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities also involve the risk that a security will not be issued, delivered, or paid for when anticipated. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies."

C: The Staff requests we add leverage risk to the "Fund Summary" section, as it is included in the "Investment Details" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the funds' principal investment risks. Accordingly, we have not added disclosure.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 167

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8. All funds

"Valuing Shares" (prospectuses)

"Shares of open-end funds in which the fund may invest (referred to as underlying funds) are valued at their respective NAVs. Each fund's NAV is calculated using the values of any underlying funds in which it invests. Other assets (as well as assets held by an underlying Fidelity non-money market fund) are valued primarily on the basis of market quotations, official closing prices, or information furnished by a pricing service. Certain short-term securities are valued on the basis of amortized cost. If market quotations, official closing prices, or information furnished by a pricing service are not readily available or, in FMR's opinion, are deemed unreliable for a security, then that security will be fair valued in good faith by FMR in accordance with applicable fair value pricing policies. For example, if, in FMR's opinion, a security's value has been materially affected by events occurring before a fund's pricing time but after the close of the exchange or market on which the security is principally traded, then that security will be fair valued in good faith by FMR in accordance with applicable fair value pricing policies. Fair value pricing will be used for high yield debt securities when available pricing information is determined to be stale or for other reasons not to accurately reflect fair value. Assets held by an underlying Fidelity money market fund are valued on the basis of amortized cost."

C: The Staff requests that high yield debt securities be referred to as "junk bonds."

R: The disclosure at issue describes the methods used to value shares of the funds. We are not aware of a requirement to use the term "junk bonds" and accordingly have not modified disclosure.

9. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 167

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R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

10. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

11. All funds

"Trustees and Officers" (SAIs)

C: The Staff questioned whether the funds have a lead independent director.

R: As disclosed under "Board Structure and Oversight Function," Kenneth L. Wolfe serves as Chairman of the Independent Trustees.

12. All funds

"Fund Summary" (prospectuses)

"Fee Table"

Shareholder fees (fees paid directly from your investment)
Maximum sales charge (load) on purchases (as a % of offering price)	2.75%
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)A	None
Redemption fee on shares held less than 30 days (as a % of amount redeemed)	0.50%

A Class A purchases of $250,000 or more will not be subject to a front-end sales charge, but may be subject to a 0.50% contingent deferred sales charge (CDSC) if the intermediary has elected an upfront finder's fee at the time the shares are purchased, or a 0.75% CDSC if the shares purchased are recordkept in a Fidelity Advisor 401(k) Retirement Plan.

C: The Staff requests we update the maximum contingent deferred sales change line item to read "0.75%" for Class A, instead of "None."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. We understand that this is appropriate, in accordance with Instruction 2(a)(ii) to Item 3, "[i]f more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load))" (in which case the first caption in the table would read "Maximum Sales Charge (Load)" and would show the maximum cumulative percentage). However, we believe this result would not be appropriate for these funds as they do not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge for Class A in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 167

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13. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.